SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM Register 1431-1
SEC Register (CUSIP) 20441B407 – Class “B” Preferred Shares
SEC Register (CUSIP) 20441B308 – Common Shares
LATIBEX Register 29922 – Class “B” Preferred Shares

NOTICE TO SHAREHOLDERS

As resolved on the 51st Annual General Meeting of COPEL, held on 4.27.2006, this Company shall initiate, as of 6.19.2006, the payment of interest on own capital of the year 2005, in replacement to dividends, in compliance with the Law 9,249/95.

1.	AMOUNT PER 1,000 SHARES
	For common shares	R$ 0.42811
	For class "A" preferred shares	R$ 1.27167
	For class “B” preferred shares	R$ 0.47101

2.	INCOME TAX
2.1      The withholding tax shall be fifteen percent (15%), pursuant to the current legislation.
2.2      The legal entities, that by Brazilian Law are EXEMPT from withholding Income Tax, shall prove up to 06.02.2006 this situation to the company (address in item 5.1), by means of a document issued by the Federal Revenue, or by legal decision, or by a statement mentioning the Law referred to the exemption.

3.	MEANS OF PAYMENT
3.1 Credit in checking account (as registration data of the shareholder). 3.2 Credit in the invoice/energy bill (for shareholders who are COPEL’s consumers). 3.3 Bank money order.

4.	REGISTRATION
      The shareholders who opt for credit in checking account shall send up to 06.02.2006 a correspondence to the company (address in item 5.1), indicating the numbers of the bank, branch and checking account.
Those who opt for credit in the invoice/energy bill shall submit to the company up to 06.02.2006 (address in item 5.1) a copy of the last bill paid.

5.	PLACES OF ASSISTANCE
5.1 CURITIBA: Superintendência de Mercado de Capitais – Gerência de Acionistas e Custódia (Capital Markets Superintendence - Shareholders and Custody Management)

Rua Coronel Dulcídio, 800 - 2º andar	Toll-free number: 0800 41 2772	Fax : 0XX41 3331-2916
CEP 80420-170	e-mail: acionistas@copel.com

5.2 COUNTRYSIDE OF THE STATE OF PARANÁ: Company’s Agencies
5.3 SÃO PAULO: Company’s Office
Alameda Santos, 1800 - 14º andar - cj.14 b
CEP: 01418-200 Phone/Fax: 0XX11 3289-7211
5.4 FOREIGN DEPOSITARY BANK: THE BANK OF NEW YORK

Curitiba, May 17, 2006
PAULO ROBERTO TROMPCZYNSKI
Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2006

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.